Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills 101 Meters of Oxide Averaging 1.25 g/t Gold and 7.95 g/t Silver at
the Akarca Project, Northwest Turkey

Vancouver, British Columbia, March 1, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce final results from the 2012-2013 drill program at the Akarca gold-silver project in northwest Turkey. These results include an oxide intercept starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver at the Percem Tepe prospect (true width interpreted as 65-75% of reported interval length). Overall, EMX’s recent drill program extended the strike length of the targeted prospects, confirmed continuity of the mineralized zones, and intersected the highest grade gold-silver mineralization encountered to date on the property. These latest results, from three different prospect areas, underscore the district-scale exploration potential of the Akarca property. Akarca is 100% controlled by EMX, and is available for partnership. The Company is currently in advanced discussions with a number of potential partners interested in the property. Please see the attached map for more information.

2012-2013 Drill Program Results. EMX initiated a core drilling program in December, 2012 to test new target concepts as well as to extend gold-silver mineralization identified from previous exploration. The program extended the strike length and continuity of two separate target zones at the Arap Tepe prospect, extended strike length and increased grade at the Percem Tepe prospect, and intersected high grade oxide gold-silver mineralization at Sarikaya Tepe. All of the zones remain open along strike and down-dip. The most recent results from the final four holes are summarized in the table below.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-71	0.0	82.4	82.4	0.77	2.21	0.81	Arap Tepe Zone-A, TD = 156m. Oxide intercept drilled between AKC-39 and AKC-40 True width interpreted to be 60-65% of reported interval.
including	73.7	80.3	6.2	3.25	3.75	3.32
AKC-72	Target structure not intersected						Arap Tepe Zone B. TD = 75m.
AKC-73B	0.0	32.7	32.7	0.47	1.47	0.49	Arap Tepe Zone C. TD = 130m. Oxide intercept. True width interpreted to be 70-75% of reported interval.
AKC-74	18.2	119.2	101.0	1.25	7.95	1.39	Percem Tepe Zone-B. TD =149.5m. Oxide intercept. True width interpreted to be 65- 75% of reported interval.

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that metallurgical recoveries and net smelter returns are 100%.

Drill holes AKC-71 and AKC-73B were drilled at two separate target zones within the Arap Tepe gold-silver mineralized corridor. AKC-71 intercepted a thick zone of oxide gold mineralization starting at surface, and confirmed the continuity of Zone A between AKC-39 (56.5m @ 0.85g/t Au & 2.08g/t Ag) and AKC-40 (55.0m @ 0.67g/t Au & 2.44g/t Ag). AKC-73B is a 45 meter step-out from AKC-45 (44.3m @ 0.72g/t Au, 6.12 g/t Ag) and confirmed zone continuity and expanded mineralization at Zone C. This mineralized zone has a mapped strike length of 175 meters and remains open along strike and at depth.

Hole AKC-74 was drilled at the Percem Tepe prospect, and targeted outcropping quartz veins and silicified breccias. AKC-74 intersected 101 meters of oxide mineralization averaging 1.25 g/t gold and 7.95 g/t silver. The hole extended mineralization along strike from AKC-56 and the zone remains open along strike and down-dip. Importantly, AKC-74 intersected higher grade mineralization than adjacent drill hole AKC-56, which intersected 102.2 meters of oxide mineralization averaging 0.57 g/t gold. This opens up the known extent of mineralization at Percem Tepe, which of the six known prospect areas, has seen the least amount of exploration to date and remains open in all directions.

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The first two holes of the program were drilled at the Sarikaya Tepe prospect, and as previously reported, the results included 36.4 meters averaging 5.67 g/t gold and 53.31 g/t silver, with a high-grade subinterval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver of oxide gold mineralization (true widths interpreted as 60-75% of reported interval length) (see Company news release dated January 18, 2013).

Elsewhere on the property, EMX completed its program of regional and detailed geologic mapping, license-wide soil sampling, drill road construction, and trenching for the winter season. These programs not only identified new zones of mineralization, but also expanded the surface extent of oxide gold-silver mineralization adjacent to the known vein zones.

Akarca Overview. The Akarca project is an EMX grassroots discovery consisting of six separate gold-silver mineralized zones occurring within a district-scale area. Gold and silver mineralization occurs as both structurally focused vein-style, as well as disseminated-style mineralization in silicified zones. The quartz veins typically host higher-grade mineralization, while the silicified halos in the wall-rocks host lower-grade disseminated mineralization. In addition, mineralization is hosted at the intersection of vein structures and the underlying basement contact, significantly increasing the project’s exploration potential.

To date, 88 drill holes totaling over 11,000 meters, 3,100 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, and a property-wide gravity survey have been completed. Less than 20% of the 14,000 meters of vein target strike length as currently defined by mapping and IP-resistivity anomalies have been drill tested to date, with additional gold-silver zones continuing to be discovered.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com